SCHEDULE 2.1(c)

                             LEASES

1.   Campsite Licenses and Use Licenses/Leases set forth on
Schedule 2.1(f).

2. License Agreement dated December 27, 1993, with Pioneer Valley Railroad Co., Inc. License Agreements dated July 13, 2000, with Pioneer Valley Railroad Co., Inc. The License Agreements dated July 13, 2000, with Pioneer Valley Railroad Co., Inc. may not be assignable and/or transferable. The December 27, 1993, License Agreement contains an option to purchase the property by Pioneer Valley Railroad Co., Inc., for fair market value if notice is given by Seller. These License Agreements will be renegotiated with Pioneer Valley Railroad Co., Inc., prior to Closing. If the Buyer and the Seller cannot reach acceptable terms with Pioneer Valley Railroad Co., Inc., the Buyer shall assume Seller's obligations under such Contracts at the Closing, but the provisions of Section 5.6(c) apply thereto.

3.   Any leases and licenses set forth in the Title Commitment.